January 27, 2021
Via E-mail
Scott B. Crofton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

       Re:    Navistar International Corporation
              Amendment No. 1 to Schedule 13E-3 filed by Navistar International
                     Corporation et al.
              Filed January 21, 2021
              File No. 005-39182

              Revised Preliminary Proxy Statement on Schedule 14A
              Filed January 21, 2021 by Navistar International Corporation File No. 001-09618

Dear Mr. Crofton:

       The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comment.

Preliminary Proxy Statement on Schedule 14A
Certain Company Forecasts, page 80

1. Refer to prior comment 4. As discussed by phone on January 26, 2021, please revise to summarize the discussion materials prepared by management regarding potential synergies in your proxy statement. Refer to Item 1015 of Regulation M-A.

                                              *   *   *

        Please direct any questions to me at (202) 551-7951.


                                                           Sincerely,

                                                           /s/ Joshua Shainess

                                                           Joshua Shainess
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions